

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

William Niles
Chief Executive Officer
Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, TX 75234

      Re: Monitronics International, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2019
            File No. 333-110025

Dear Mr. Niles:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services